Filed by Accelrys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Symyx Technologies, Inc.

Exchange Act File Number: 000-27765

Accelrys Delivers World’s First Commercial Multi-Entity,

Fully Integrated, Biological Registration System

Developed Collaboratively with Leading Bio-Pharmaceutical Organizations

SAN DIEGO, CA, April 20, 2010 –Accelrys, Inc. (NASDAQ: ACCL), a leading provider of scientific business intelligence software and services, today announced the commercial availability of the Accelrys Biological Registration application, the world’s first multi-entity, enterprise-scalable, registration system for biological entities.

The offering comprises a fully functional, biological registration database, with out-of-the-box templates for eight major biological entities: Yeast, Cell Line, DNA, Protein, Plasmid, Vaccine, Antibody and siRNA. Utilizing a flexible and extensible knowledge model, with automatic relationship cross-referencing, organizations can quickly configure the solution to support their unique scientific research and development processes, supported by the underlying business rules and workflows in Accelrys Pipeline Pilot.

The system, which integrates with existing infrastructure, can be accessed through standard desktop clients, web-based portals, or electronic lab notebooks (ELNs), and is suitable for use by scientists, research managers, executives, and corporate users involved in IT, legal, regulatory, manufacturing, or health and safety operations.

Accelrys Biological Registration is the result of a three year collaboration with several of the world’s leading bio-pharmaceutical companies including Abbott Laboratories and Merck & Co., Inc. By working as a Special Interest Group (SIG) with these different organizations, a comprehensive foundation for maximizing the value of biological research has been developed. When implemented, the application significantly reduces the risk inherent in failing to register biological intellectual property while enabling knowledge sharing among biology and other research scientists.

The difficulties associated with an information management system for registering and relating biological materials are a particularly acute challenge for knowledge management.

“The previous lack of such a system has limited the potential re-use of these materials to drive innovation,” said Dr. Frank Brown, senior vice president and chief science officer of Accelrys. “We are proud that through this industry consortium, a state of the art biological registration system has been developed. It meets a broad spectrum of needs across the bio-pharmaceutical industry, while also providing the foundation for tomorrow’s challenges in biological sciences in other industries.”

The success of the Accelrys Biological Registration SIG can be attributed to the member companies being very open with one another, and to the tremendous diligence each company put into specifying user requirements. This open and collaborative approach to software development is an innovative way to introduce first of a kind technology into the scientific informatics market.

For more information about Accelrys Biological Registration, please visit http://accelrys.com.

About Accelrys, Inc.

Headquartered in San Diego, California, Accelrys develops scientific business intelligence software and solutions for the life sciences, energy, chemicals, aerospace, and consumer products industries. Customers include many Fortune 500 companies and other commercial entities, as well as academic and government entities. Accelrys has a vast portfolio of computer-aided design modeling and simulation offerings which assist customers in conducting scientific experiments ‘in silico’ in order to reduce the duration and cost of discovering and developing new drugs and materials. Its scientific business intelligence platform underlies the company’s computer-aided design modeling and simulation offerings. The Accelrys platform can be used with both Accelrys and competitive products, as well as with customers’ proprietary predictive science products. Its flexibility, ease-of-use and advanced chemical, text and image analysis and reporting capabilities enable customers to mine, aggregate, analyze and report scientific data from disparate sources, thereby better utilizing scientific data within their organizations. For more information about Accelrys, visit http://accelrys.com/

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Contact:

Maria Krinsky

Kickstart for Accelrys

(415) 509-0498

mkrinsky@kickstartconsulting.com